                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b) AND (c)
                            AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)


                             Cambridge Heart, Inc.
                             ---------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   131910101
                                (CUSIP Number)

                                 SCHEDULE 13G

CUSIP NO. 131910101                                                 PAGE 2 OF 6

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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Dr. Richard J. Cohen

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

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                          SOLE VOTING POWER
                     5
                          1,315,385 shares (includes 6,000 shares of Common
                          Stock issuable to Dr Cohen within 60 days of December
     NUMBER OF            31, 1998 upon the exercise of stock options)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          No shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,315,385 shares (includes 6,000 shares of Common
                          Stock issuable to Dr. Cohen within 60 days of
      PERSON              December 31, 1998 upon the exercise of stock options)

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          No shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,315,385 shares (includes 6,000 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1998 upon the exercise of stock options)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      12.1%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

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

CUSIP NO. 131910101                                                 PAGE 3 OF 6

                                 SCHEDULE 13G

Item 1(a). Name of Issuer:

Cambridge Heart, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

One Oak Park Drive
Bedford, MA 01730

Item 2(a). Name of Person Filing

Dr. Richard J. Cohen

Item 2(b). Address of Principal Business Office or, if none, Residence

Massachusetts Institute of Technology
45 Carlton Street
Room E25-335A
Cambridge, MA 02139

Item 2(c). Citizenship

United States of America

Item 2(d). Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e). CUSIP Number

131910101

CUSIP NO. 131910101                                                 PAGE 4 OF 6

Item 3:

Not Applicable

Item 4. Ownership:

     (a)  Amount beneficially owned:

          1,315,385 shares (includes 6,000 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1998 upon the exercise of stock options)

     (b)  Percent of class:

          12.1%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                1,315,385 shares (includes 6,000 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1998 upon the exercise of stock options)

          (ii)  Shared power to vote or to direct the vote

                No shares

          (iii) Sole power to dispose or to direct the disposition of

                1,315,385 shares (includes 6,000 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1998 upon the exercise of stock options)

          (iv)  Shared power to dispose or to direct the disposition of

                No shares

CUSIP NO. 131910101                                                 PAGE 5 OF 6

Item 5.  Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of a Group

Not applicable

Item 10. Certification

Not applicable

CUSIP NO. 131910101                                                 PAGE 6 OF 6


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 1, 1999
                                              ----------------
                                              Date

                                              /s/ Richard J. Cohen
                                              --------------------
                                              Dr. Richard J. Cohen